UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Edgar Template RW
VOLUNTARY WITHDRAWAL OF A REGISTRATION STATEMENT

The Dealer Sheet, Inc.
(Name of small business issuer)

Colorado
(State of Jurisdiction of Incorporation or Organization)

84-1613631
(I.R.S. Employer Identification No.)

7858 East Long Place
Centennial, Colorado 80112; (303) 918-2333
(Address and telephone number of principal executive offices)

March 7, 2003

Re:
The Dealer Sheet, Inc.
Registration Statement on Form SB-1
Filed: December 3, 2002
File Number: 333-101608

The Dealer Sheet, Inc. hereby withdraws its SB-1 Registration Statement filed with the Securities and Exchange Commission on December 3, 2002. The Dealer Sheet, Inc. withdraws its SB-1 Registration Statement as being in the best interests of its current investors and the public. The company may file a new registration at a later date.

/s/ Evan Lee
President/CEO
The Dealer Sheet, Inc.